245 Summer Street

Fidelity® Investments

Boston, MA 02210

August 15, 2025

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: File Room

RE:

Fidelity Puritan Trust (the trust): File Nos. 002-11884 and 811-00649

Fidelity Value Discovery Fund

Fidelity Value Discovery K6 Fund

CIK: 0000081205

Request for Withdrawal of Amendment to Registration Statement on Form N-1A

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended ("Securities Act"), Fidelity Puritan Trust (the trust): File Nos. 002-11884 and 811-00649 (the "Trust") hereby requests the withdrawal of post-effective amendment no. 212 to its registration statement filed under the Securities Act of 1933 and amendment no. 212 to its registration statement filed under the Investment Company Act of 1940, both of which were filed on Form N-1A.

The amendments were duly submitted via EDGAR and accepted by the Securities and Exchange Commission (the "SEC") on 07/18/2025 (Accession No. 0000081205-25-000111) and were filed for the purpose of implementing certain disclosure changes in connection with recent amendments to Rule 35d-1 under the Investment Company Act of 1940, as amended for Fidelity Value Discovery Fund and Fidelity Value Discovery K6 Fund (the "Funds").

Very truly yours,

/s/Nicole Macarchuk

Nicole Macarchuk

Secretary of the Trust